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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Viewpoint Corporation
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    92672P108
                           --------------------------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                   May 5, 2003
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 3 pages)

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CUSIP NO.
92672P108

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1.      I.R.S IDENTIFICATION NO. OF ABOVE PERSON

             The Clark Estates, Inc.
             13-5524538

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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [ ]
     2.      (b) [X]

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     3.      SEC USE ONLY

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4.           OO

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             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     5.      TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION

     6.      New York

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                                7.     SOLE VOTING POWER

                                       3,703,402

                          ------------------------------------------------------
                                8.     SHARED VOTING POWER
         NUMBER OF
          SHARES                       0
       BENEFICIALLY
         OWNED BY         ------------------------------------------------------
           EACH                 9.     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                       3,703,402
           WITH
                          ------------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                       0

--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11.      3,703,402

--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.      SHARES [ ]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.      8.1%

--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON

    14.      CO

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                              (Page 2 of 3 pages)

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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                  This Amendment No. 1 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of the original Schedule 13D by the Reporting Person on April 7, 2003. The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                  (a) Stephen M. Duff, the Chief Investment Officer of the Reporting Person, was elected as a member of the Board of Directors of the Issuer as of May 5, 2003. As a director, Mr. Duff has been granted options to purchase 20,000 shares of Common Stock, none of which are vested as of the date hereof.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2003                       THE CLARK ESTATES, INC.

                                        By: /s/ Kevin S. Moore
                                            ----------------------
                                            Name: Kevin S. Moore
                                            Title: President

                              (Page 3 of 3 pages)